Gemcorp Commodities Alternative Products Fund

12 East 49th Street, 18th Floor

New York, NY 10017

CIK: 2012980

January 17, 2025

Mr. Aaron Brodsky

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Gemcorp Commodities Alternative Products Fund – Request for Withdrawal of a Post-Effective Amendment to the Registration Statement filed on Form N-2 under the Investment Company Act of 1940, as amended (File No. 811-23940)

Dear Mr. Brodsky:

Gemcorp Commodities Alternative Products Fund (the “Fund”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Fund’s Registration Statement filed on Form N-2 (File No. 811-23940):

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
6	1/10/2025	POS AMI	0001193125-25-004505

The Fund is making this application for withdrawal of the Amendment because the Report of Independent Registered Public Accounting Firm was inadvertently omitted from the Amendment. No shares of the Fund’s series have been issued or sold, or will be issued or sold, in connection with the Amendment filed on January 10, 2025. This filing is not intended to amend, supersede or affect any other filings relating to the Fund and its series.

The Fund respectfully submits that withdrawal of the Amendment is consistent with the public interest and the protection of investors. If you have any questions, please contact me at (646) 549-0700.

Thank you,

/S/ Ahmad Al-Sati

Ahmad Al-Sati

President and Principal Executive Officer